UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

26th Floor, Tower A, Oriental Media Center

4 Guanghua Road, Chaoyang District

Beijing 100026

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit 99.1 – Press Release - Company Announces First Quarter 2011 Results of Operations
Exhibit 99.2 – Press Release - Company Appoints New Independent Director

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/S/ HE DANG
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: April 29, 2011

3

Exhibit 99.1

Charm Communications Inc. Announces Unaudited 2011 First Quarter Results

Q1 revenues up 48.4% year-over-year, exceeding Company guidance

Q1 net income up 19.6% year-over-year

Q1 non-GAAP net income up 19.0% year-over-year, exceeding Company guidance

BEIJING, April 27, 2011 /PRNewswire-Asia-FirstCall/ — Charm Communications Inc. (NASDAQ: CHRM) (“Charm” or “the Company”), a leading advertising agency in China, today announced its unaudited financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Highlights

-	Revenues in the first quarter of 2011 grew 48.4% year-over-year and 9.8% quarter-over-quarter to $62.3 million

-	Revenues for Charm’s advertising agency business grew 34.1% year-over-year and decreased 8.2% quarter-over-quarter to $7.1 million in the first quarter of 2011

-	Revenues for Charm’s media investment management business grew 51.0% year-over-year and 15.3%
quarter-over-quarter to $54.0 million in the first quarter of 2011

-	Revenues for Charm’s branding and identity services business grew 27.7% year-over-year and decreased 46.6% quarter-over-quarter to $1.1 million in the first quarter of 2011

-	Gross profit for the first quarter of 2011 grew 19.3% year-over-year and decreased 32.9% quarter-over-quarter to $14.8 million

-	Net income for the first quarter of 2011 grew 19.6% year-over-year and decreased 32.7% quarter-over-quarter to $8.2 million

-	Non-GAAP net income, which excludes share-based compensation expenses and impairment on investments, grew 19.0% year-over-year and decreased 39.1% quarter-over-quarter to $8.9 million in the first quarter of 2011

-	Basic net income per ADS for the first quarter of 2011 was $0.20, compared to $0.19 for the first quarter of 2010 and $0.31 for the fourth quarter of 2010

-	Cash flow from operations was positive for the first quarter of 2011, with cash and cash equivalents of $130.5 million as of March 31, 2011

-	In the first quarter of 2011, Charm added 5 new advertising client accounts to its agency business, bringing total agency accounts for 2011 to 140

-	In the first quarter of 2011, Charm’s principal media business had 325 advertisers, compared to 206 advertisers in the first quarter of 2010

-	Charm had 560 employees as of March 31, 2011, compared to 525 as of December 31, 2010

“We made a solid start in 2011, as we continued to deliver stable growth in the first quarter,” said Mr. He Dang, founder, chairman and chief executive officer of Charm. “Our strong results demonstrate our ability to provide integrated and innovative solutions, which has allowed us to capture additional market share and to solidify our position as a leading advertising agency in China.”

“With rising media prices across the advertising industry, we continue to see clients moving away from a single media solution towards integrated media solutions. Although we have successfully diversified our media platform, with only 37% of total revenues attributed to CCTV-related media, we are keen to further strengthen our integrated media offerings through deepening cooperation with our strategic partner Aegis Media and with continued investments in our staff and infrastructure.”

“I am also happy to report key client wins, during an otherwise seasonally weak first quarter, which significantly enhanced our market position and brand value. Significant wins for Charm Advertising included Baidu and Huayi Brothers, and Charm Interactive won the digital marketing services account for Hisense, a multibillion dollar manufacturing conglomerate. We are particularly focused on expanding our digital marketing capabilities, especially with the development of the online video segment as we are seeing an influx of advertisers coming onto the Internet through this medium. We feel well positioned to leverage our leadership position in television advertising and our large blue-chip client base to capture the growth in this new segment,” said Mr. Dang.

Mr. Wei Zhou, Charm’s chief financial officer, added, “In the first quarter of 2011, we continued to outgrow the market, as measured by gross billings, and gained additional market share, as our total turnover reached $198 million, achieving 40% year-over-year growth. We also had solid growth in net income, exceeding guidance, and expect continued growth as Hubei Provincial Economic TV ramps up and its margins normalize through the course of the year. Going forward, we expect to continue making strategic investments that will result in positive returns for our shareholders, as well as expand our services and capabilities to remain at the forefront of the advertising industry in China.”

First Quarter 2011 Results

Turnover (non-GAAP)

US$ mm	1Q11	1Q10	4Q10	Y-o-Y %	Q-o-Q%
Total turnover (non-GAAP)	$198.2	$141.7	$198.9	39.9%	-0.3%
Advertising agency	$144.2	$105.9	$152.0	36.1%	-5.1%
Media investment management	$54.0	$35.8	$46.9	51.0%	15.3%
Branding and identity services	—	—	—	—	—

The Company uses turnover (non-GAAP), defined as total customer advertising spending placed through or with Charm, to reflect the scale of its business.

The 39.9% year-over-year increase in total turnover was mainly due to the increase in the number of advertising clients and the increase in advertising spending from existing clients. The 0.3% quarter-over-quarter decrease in turnover was largely attributed to stronger demand from clients in the fourth quarter of 2010 due to seasonal factors.

The 36.1% year-over-year increase in advertising agency business, or agency business, turnover was mainly due to the increase in the number of new agency clients and the increase in advertising spending from existing agency clients. The 5.1% quarter-over-quarter decrease in turnover was mainly attributed to stronger demand from clients in the fourth quarter of 2010 due to seasonal factors. In the first quarter of 2011, Charm provided advertising agency services to 140 advertising client accounts, 5 of which were acquired in the first quarter of 2011. The revenue extraction rate, which is defined as revenue divided by turnover, for the agency business was 4.9%, compared to 5.0% for the first quarter of 2010 and 5.1% for the fourth quarter of 2010. Charm expects the revenue extraction rate to increase as the Company expands its full service offerings across all media platforms under Charm Advertising and ramps up digital media offerings under Charm Interactive.

The 51.0% year-over-year increase in media investment management business, or principal media business which operates under the Shangxing Media brand, turnover (equivalent to GAAP revenue) was mainly due to the addition of Hubei Provincial Economic TV. Compared with the fourth quarter of 2010, the 15.3% increase was mainly due to the addition of Hubei Provincial Economic TV revenue. For the first quarter of 2011, Charm had 325 advertisers for its principal media business, compared with 206 advertisers for the first quarter of 2010.

Revenues

US$ mm	1Q11	1Q10	4Q10	Y-o-Y %	Q-o-Q%
Total revenues	$62.3	$42.0	$56.7	48.4%	9.8%
Advertising agency	$7.1	$5.3	$7.8	34.1%	-8.2%
Media investment management	$54.0	$35.8	$46.9	51.0%	15.3%
Branding and identity services	$1.1	$0.9	$2.1	27.7%	-46.6%

The increases in agency and principal media business revenues are consistent with the increases in turnover, while the quarter-to-quarter decreases in branding and identity services were primarily due to less client demand for creative services in the first quarter of 2011.

Gross Profit

US$ mm	1Q11	1Q10	4Q10	Y-o-Y %	Q-o-Q%
Cost of revenues	$47.4	$29.5	$34.6	60.7%	37.1%
Gross profit	$14.8	$12.4	$22.1	19.3%	-32.9%
Gross margin	23.8%	29.7%	39.0%

Charm mainly attributes the increase in cost of revenues to the addition of Hubei Provincial Economic TV and an increase in TV media costs for the two satellite channels and four CCTV programs. The sequential gross profit decrease and gross margin decrease is mainly due to the addition of Hubei Provincial Economic TV, which commenced operations in 2011 and is still in its ramp up phase. If the impact from Hubei Provincial Economic TV is excluded, the overall gross margin would be 32.5%.

Operating Profit

US$ mm	1Q11	1Q10	4Q10	Y-o-Y %	Q-o-Q%
Total operating expenses	$6.8	$5.3	$8.0	28.8%	-14.9%
Selling and marketing	$5.0	$4.2	$5.5	18.1%	-8.7%
General and administrative	$1.8	$1.0	$2.5	73.3%	-28.7%
Operating profit	$8.1	$7.2	$14.1	12.3%	-43.0%

The 18.1% year-over-year increase in selling and marketing expenses compared with the first quarter of 2010 was primarily due to increased headcount at Charm Interactive. Selling and marketing expenses represented 8.0% of the Company’s total revenues for the first quarter of 2011, compared to 10.1% for the first quarter of 2010 and 9.7% for the fourth quarter of 2010.

The 73.3% year-over-year increase in general and administrative expenses was mainly due to greater professional expenses incurred after the Company became a publicly listed company. The 28.7% sequential decrease was primarily due to higher professional expenses incurred in the fourth quarter of 2010.

Net Income

US$ mm	1Q11	1Q10	4Q10	Y-o-Y %	Q-o-Q%
Non-GAAP Net income	$8.9	$7.4	$14.5	19.0%	-39.1%
Net income	$8.2	$6.8	$12.2	19.6%	-32.7%
Basic net income per ADS (US$)	$0.20	$0.19	$0.31	—	—
Fully diluted net income per ADS (US$)	$0.19	$0.18	$0.29	—	—

*	The Company’s non-GAAP net income excludes share-based compensation expenses and impairments on investments.

Each ADS represents two common shares. The weighted average shares used in computation of basic net income per ADS for the first quarter of 2011 is 39,135,833. As of March 31, 2011, 39,141,614 ADS were issued and outstanding.

Cash Flows and Cash Position

Cash flow from operations for the first quarter of 2011 was positive. As of March 31, 2011, the Company had cash and cash equivalents of $130.5 million compared to $123.3 million at the end of the fourth quarter of 2010.

Employee Headcount

As of March 31, 2011, the Company had 560 employees, compared to 525 employees as of December 31, 2010.

Recent Business Developments

On March 21, 2011, Charm announced that it had been named CCTV’s top advertising agency for 2010, based on the total amount of advertising spending placed on behalf of clients on CCTV. Charm has been in the top 10 rankings for each of the past 14 years.

In April 2011, Charm announced that its digital marketing agency, Charm Interactive, was awarded the digital marketing business for 2011 for Hisense Group (“Hisense”), a multi-billion dollar, leading home appliance, telecommunications and IT manufacturer in China. Concurrently, Charm Communications’ full media communications agency, Charm Advertising, was also awarded Hisense’s satellite and provincial television media account for 2011.

In the first quarter of 2011, Charm added several new major accounts including Baidu, Inc, Hainan Honz Pharmaceutical Co.,Ltd and Huayi Brothers Media Corporation.

Business Outlook

US$ mm	2Q11E
Total Revenues	$66.0 to $67.5
Non-GAAP Net income	$11.25 to $11.75

*	The Company’s non-GAAP net income excludes share-based compensation expenses and impairments on investments.

The Company bases these estimates on a foreign exchange rate of RMB6.58 to US$1.00. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures:

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company also provides the following non-GAAP financial measures: “turnover,” which is defined as total customer advertising spending placed through or with Charm, and “non-GAAP net income,” which is defined as GAAP net income excluding stock-based compensation expenses and impairment on investments.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s current and past financial performance in ongoing core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating the Company’s business internally and therefore deems it important to provide all of this information to investors.

Cautions on Use of Non-GAAP Measures

In addition to Charm’s consolidated financial results prepared under US GAAP, the Company also provides non-GAAP financial measures, including “turnover” and “non-GAAP net income.” The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, management recognizes that:

•	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered to be superior to the Company’s GAAP financial measures; and

•

these non-GAAP financial measures were not prepared in accordance with GAAP and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principles.

Further, these non-GAAP financial measures may be unique to the Company, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure or measures appears at the end of this press release.

Conference Call

Charm’s management team will hold an earnings conference call at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong Time) on Thursday, April 28, 2011.

Dial-in details for the conference call are as follows:

U.S. /International:	+1-617-597-5347
United Kingdom:	+44-207-365-8426
Hong Kong:	+852-3002-1672
Passcode:	38515355

A replay of the call will be available from 11 a.m. April 28, 2011 until 11 a.m. May 5, 2011 U.S. Eastern Time. Dial-in details for the replay are as follows:

International:	+1-617-801-6888
Passcode:	92948095

Additionally, an archived webcast of this call will be available on the Investor Relations section of the Charm web site at http:/ir.charmgroup.cn.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency in China. Charm operates its business under three brands: Charm Advertising, Charm Interactive, and Shangxing Media. Under the Charm Advertising and Charm Interactive brands, Charm offers integrated advertising agency services from planning and managing advertising campaigns to creating and placing advertisements. Under the Shangxing Media brand, Charm has established a portfolio of television advertising media resources through its exclusive arrangements with premium national television channels, which include not only advertising time but also opportunities for placing branded content. Charm’s clients include well-recognized brand names in China across many industries, as well as emerging domestic leading brands. In January 2011, Charm formed a consolidated joint venture with international 4A advertising group Aegis Media, its strategic investor, to operate its brand “Vizeum” in China. In October 2011, Charm also entered into agreement to establish a joint venture with Wasu Digital Group to operate all advertising-related businesses across Wasu’s IPTV, 3G mobile TV and broadband TV network platforms. For more information please go to http://ir.charmgroup.cn.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in Charm’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

In China:

Ms. Cindy Wang

IR Department

Charm Communications Inc.

Phone: +86-10-6581-3885

Email: ir@charmgroup.cn

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: chrm@ogilvy.com

Charm Communications Inc.

Condensed Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	31-Mar-11	31-Dec-10
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	130,509	123,320
Notes receivable	14,292	15,323
Prepaid expenses	63,736	63,680
Deposits	27,922	28,409
Accounts receivable	62,913	49,746
Amount due from related party	2,159	2,485
Other current assets	2,677	1,587

Total current assets	304,208	284,550

Fixed assets, net	1,981	2,082
Investments in non-marketable equity securities	—	—

Total non-current assets	1,981	2,082

TOTAL ASSETS	306,189	286,632

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY
Current Liabilities
Accounts payable (of which 5,834 and 9,012, as ofMarch 31, 2011 and December 31, 2010 belonging to the consolidated VIE without recourse to the Company, respectively)	29,978	19,341
Amounts due to related parties (of which nil as of both March 31, 2011 and December 31, 2010 belonging to the consolidated VIE without recourse to the Company, respectively)	3,561	4,701
Advances from customers (of which 3,462 and 3,083 as of March 31, 2011 and December 31, 2010 belonging to the consolidated VIE without recourse to the Company, respectively)	61,744	57,970
Accrued expenses and other current liabilities (of which 9,296 and 14,843, as of March 31, 2011 and December 31, 2010 belonging to the consolidated VIE without recourse to the Company, respectively)	14,586	18,516
Dividends payable (of which nil and nil as of March 31, 2011 and December 31, 2010 belonging to the consolidated VIE without recourse to the Company, respectively)	5,875	5,829

Total current liabilities	115,744	106,357

Total liabilities	115,744	106,357

Series A convertible redeemable preferred shares

Equity:
Charm Communications Inc.’s equity
Ordinary shares	8	8
Additional paid-in capital	115,983	115,288
Retained earnings	67,657	59,783
Accumulated other comprehensive income	5,611	4,319

Total Charm Communications Inc. shareholders’ equity	189,259	179,398

Noncontrolling interest	1,186	877

Total equity	190,445	180,275

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE
PREFERRED SHARES, REDEEMABLE ORDINARY
SHARES AND EQUITY	306,189	286,632

Charm Communications Inc.

Condensed Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

	For the three months ended,
	March 31, 2011	March 31, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Media investment management	54,046	35,786	46,872
Advertising agency	7,113	5,304	7,750
Branding and identity services	1,116	874	2,090

Total revenues	62,275	41,964	56,712

Cost of revenues:
Media investment management	46,007	28,488	32,445
Advertising agency	816	643	918
Branding and identity services	611	389	1,233

Total cost of revenues:	47,434	29,520	34,596

Gross profit	14,841	12,444	22,116

Operating expenses:
Selling and marketing expenses	5,007	4,240	5,484
General and administrative expenses	1,773	1,023	2,486

Total operating expenses	6,780	5,263	7,970

Operating profit	8,061	7,181	14,146

Interest income	553	191	442
Impairment on investments			-1,810
Interest expenses		-178
Other income		—

Income before income tax expense	8,614	7,194	12,778
Income tax expense	431	355	617

Net income	8,183	6,839	12,161

Net income attributable to noncontrolling interest	309	40	193
Net income attributable to Charm Communications Inc.	7,874	6,799	11,968

Accretion of Series A convertible redeemable preferred shares	—	984	—
Net income attributable to ordinary shareholders	7,874	5,815	11,968

Net income attributable to Charm Communications Inc. shareholders per ADS:
Basic	0.20	0.19	0.31
Diluted	0.19	0.18	0.29
Shares used in computation of net income(loss) per ADS:
Basic	39,135,833	27,907,304	39,123,692
Diluted	40,911,713	29,411,477	40,776,523

(1) Share-based compensation expenses during the period included in:
Cost of revenues	1	2	1
Selling and marketing expenses	422	395	348
General and administrative expenses	250	204	210

Total	673	601	559

Reconciliation from Net income to Non-GAAP net income:

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	March 31, 2011	March 31, 2010	December 31, 2010
Net income	8,183	6,839	12,161
Add back share-based compensation expenses during the related periods	673	601	559
Add back impairment on investments	—	—	1,810

Non-GAAP net income	8,856	7,440	14,530

Reconciliation from Turnover (non-GAAP) to USGAAP Revenues:

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	March 31, 2011	March 31, 2010	December 31, 2010
Turnover (non-GAAP):
Media investment management	54,046	35,786	46,872
Advertising agency	144,159	105,884	151,984
Branding and identity services	N/A	N/A	N/A

Total turnover	198,205	141,670	198,856

Extracted rate:
Media investment management	100.0%	100.0%	100.0%
Advertising agency	4.9%	5.0%	5.1%
Branding and identity services	N/A	N/A	N/A

USGAAP Revenue:
Media investment management	54,046	35,786	46,872
Advertising agency	7,113	5,304	7,750
Branding and identity services	1,116	874	2,090

Total revenue	62,275	41,964	56,712

Exhibit 99.2

Charm Appoints New Independent Director and Audit Committee Member

Beijing, China, April 28, 2011 - Charm Communications Inc. (NASDAQ: CHRM) (“Charm” or the “Company”), a leading advertising agency in China, today announced the appointment of Mr. Gang Chen as both a member of the board of directors and an audit committee member, and the resignation of Mr. Patrick Stahle from the Company’s audit committee.

Mr. Chen has been deputy dean of the School of Journalism and Communication of Peking University since March 2006. Mr. Chen also serves in a number of high-level positions with multiple organizations in the advertising industry, including deputy director of the Academic Committee of the China Advertising Association, deputy director of the Media Committee of the China Association of National Advertisers and vice president of the China Advertising Education and Research Committee. Mr. Chen has also provided consulting expertise to many major enterprises in media and other sectors, including China Central Television, Sina Corporation, the People’s Insurance Company of China and China Merchants Bank. Mr. Chen received a bachelor’s degree in philosophy in 1990 and a Ph.D. in philosophy in 1998 from Peking University.

“We are thrilled to have Gang Chen join our board. His deep academic background in the advertising and communications industry will be of great value to the Company,” said Charm’s founder, chairman and chief executive officer, Mr. He Dang.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency in China. Charm operates its business under three brands: Charm Advertising, Charm Interactive, and Shangxing Media. Under the Charm Advertising and Charm Interactive brands, Charm offers integrated advertising agency services from planning and managing advertising campaigns to creating and placing advertisements. Under the Shangxing Media brand, Charm has established a portfolio of television advertising media resources through its exclusive arrangements with premium national television channels, which include not only advertising time but also opportunities for placing branded content. Charm’s clients include well-recognized brand names in China across many industries, as well as emerging domestic leading brands. In January 2010, Charm formed a joint venture with international 4A advertising group Aegis Media, its strategic investor, to operate its brand “Vizeum” in China. In October 2010, Charm also formed a joint venture with Wasu Digital Group to operate all advertising-related businesses across Wasu’s IPTV, 3G mobile TV and broadband TV network platforms. For more information please go to http://ir.charmgroup.cn.

For investor and media inquiries, please contact:

In China:

IR Department

Charm Communications Inc.

Phone: +86-10-6581-3885

Email: ir@charmgroup.cn

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: chrm@ogilvy.com